STOCK SALE AND PURCHASE AGREEMENT

THIS STOCK SALE AND PURCHASE AGREEMENT is made as of October 11,2006 by and among Mark Jacobs, JC KOSCO, LLC, a New York limited liability company (collectively "Sellers"), KFT, Inc., a New York Corporation with its principal corporate offices located at 6165 W. Quaker Road, Orchard Park, NY 14127 ("KFT"), Power Personnel LLC, a Delaware limited liability company, and Resolve Staffing, Inc. ("Buyer") a Nevada corporation with its principal corporate offices located at 3235 Omni Drive, Cincinnati, Ohio 45245.

BACKGROUND

JC KOSCO, LLC owns all of the issued and outstanding shares of KFT. Mark Jacobs is the sole owner and manager of Power Personnel LLC, a Delaware limited liability company. KFT is engaged in the temporary employee services business in western, upstate New York and does business by using the name of "Power Personnel." Power Personnel LLC owns no assets other than its name, which the parties believe is valuable, conducts no business and is not qualified as a foreign entity in New York because it does not conduct any business. Power Personnel LLC was formed for the sole purpose of holding the name "Power Personnel," so the goodwill of the business of KFT is attributable to Power Personnel LLC's ownership of the name "Power Personnel."

Sellers wish to sell to Buyer, and Buyer wishes to purchase from Sellers, on the terms and conditions set forth in this Agreement, all of the goodwill arising from and related to the name Power Personnel and all of the issued and outstanding shares of stock of KFT. Buyer is engaged in the temporary employment business in various areas throughout the entire United States and is seeking to expand its operations and to utilize its resources to enable the business it acquires to be even more competitive and profitable than those businesses were while conducted on a smaller scale, but to continue and to maximize the possibility of increasing the KFT /Power Personnel business, Buyer wishes to maintain the business structure, operations and personnel of KFT and Power Personnel with as little disturbance as possible while at the same time utilizing its ability to acquire insurance and provide administrative and processing services to the maximum. In light of the foregoing, this Agreement and related agreements constitute a unified whole of the understandings among the parties hereto.

In consideration of the foregoing and the promises set forth herein, the parties agree as follows:

1. Sale and Purchase; Purchase Price; Delivery.

1.1 Sale and Purchase. (a) JC KOSCO, LLC hereby sells, and Buyer purchases, all of the issued and outstanding KFT stock for $3,542,000 ("Stock Purchase Price").

Page1 of 10

(b) Mark Jacobs will sell and Buyer will purchase and acquire all of the goodwill related to the name "Power Personnel" by purchasing Mark Jacobs' ownership interest in Power Personnel LLC and the right to use the name "Power Personnel" in conjunction with the conduct of the business of KFT for $1 (the "Goodwill Purchase Price").

1.2 Payment of Purchase Price; Security. (a) At Closing Buyer will pay JC KOSCO, LLC the Stock Purchase Price by paying $675,000 of the Stock Purchase Price in immediately available funds and the remaining $2,867,000 of the Stock Purchase Price by delivering to JC KOSCO, LLC an executed note in the form attached hereto as Exhibit 1.2(A). Buyer will pay Mark Jacobs the Goodwill Purchase Price by delivering to Mark Jacobs $1 in immediately available funds. As security for the payment of the amounts represented by the Exhibit 1.2(A) note, Buyer will execute and deliver to Sellers an agreement in the form attached hereto as Exhibit 1.2(B).

(b) Buyer also will pay Seller fifty percent of the Pre-Tax Profit in excess of $1,107,000 earned during each of the second and third years immediately following the date of this Agreement. Buyer will pay this amount within sixty (60) days after the end of the applicable year immediately following the date of this Agreement.

For purposes of this Agreement, Pre-Tax Profit means the profit of the business after the costs of services sold, costs controllable by the division manager of the business, recurring costs and the allocation of corporate expenses in the same manner and basis as it is for all other business units of the Buyer. The allocated costs are not to exceed the actual costs of the business before allocation and will be applied under customary GAAP (Generally Acceptable Accounting Principles). Costs will include but not be limited to; contingent staff wage, both W2 and 1099 and statutory costs, workers compensation costs, and other costs of service directly related to the amount of contingent wages paid; the costs of marketing to clients and staffers for the development and fulfillment of the services provided by the business; the occupancy costs of the business including rent and utilities, the staff employees and their associated statutory and benefit costs; the cost of the insurances used by the business, the costs of supplies, telephone, postage and office equipment and any other consumables used in the day to day operations of the business, the cost of operating and financing leases for equipment and services used in the business, the cost of the bad debt of the business and theft and fraud, the cost of back office support and interest expense. The calculation of the Pre-Tax profit ofthe business will conform to GAAP and SEC requirements and is subject to audit.

(c) Buyer will have the right to the audit of Seller's Pre-Tax Profit calculation to Buyer's reasonable satisfaction.

1.3 Delivery of Assignments Separate from Stock Certificate(s), etc. At Closing JC KOSCO, LLC will deliver to Buyer an assignment separate from certificate for the stock certificate(s) that represent all of its ownership in KFT, and Mark Jacobs will deliver to Buyer all of his ownership interest in Power Personnel LLC.

2. Representations and Warranties.

2.1 JC KOSCO, LLC. As a material inducement to Buyer to enter into and consummate this Agreement, JC KOSCO, LLC hereby represents and warrants to Buyer (which representations and warranties will survive the Closing, and Buyer may rely on each of these representations and warranties, regardless of what investigation Buyer has made) that:

2.1.1 Organization; Qualification; Stock. KFT is a corporation duly organized and validly existing and in good standing under the laws of New York, has the authority and power to own its property and to carry on its business as currently conducted, and has qualified in every state where KFT's operations would require qualification as a foreign corporation. JC KOSCO, LLC owns 100 shares of KFT, which 100 shares represent one hundred (100%) of the issued and outstanding shares of KFT. Except for Keltic Financial Partners, LP, a Delaware limited partnership with a place of business at 555 Theodore Fremd Avenue, Suite C-207, Rye, New York 10580 ("Keltic"), and Kenneth F. Tencza, an individual, both of whom have a pledge of the KFT stock to secure obligations of JC KOSCO, LLC and KFT to them, no person has any right whatsoever to acquire, or to require Seller to issue or sell, any shares of stock or any other ownership interest in KFT except as disclosed on Exhibit 2.1.1 attached hereto. (need to add Citzens bank note)

2.1.2 Authority. JC KOSCO, LLC has authority to execute, deliver and perform this Agreement. Except as set forth in Schedule 2.1.2, JC KOSCO, LLC's execution, delivery and performance of this Agreement do not (i) conflict with or breach any provision of KFT's charter documents; (ii) require any consent of any other person, including any governmental or regulatory authority; or (iii) constitute a breach or a default under any agreement or obligation of any kind by which JC KOSCO, LLC or KFT may be bound.

2.1.3 Financial Statements and Obligations. The financial statements of KFT as of December 31, 2005 and for the year to date as of September 30, 2006 are attached as Exhibit 2.1.3 hereto. Those financial statements: (i) have been prepared in accordance with standards established by the American Institute of Certified Public Accountants, consistently applied, (ii) are true and correct, and (iii) are an accurate presentation of the financial position and results of operations of KFT's financial condition. Every liability of KFT, whether absolute or contingent, and whether accrued or unaccrued, and whether for taxes or other obligations, is set forth or reflected on the Exhibit 2.1.3 financial statements, and KFT has no other liabilities. Except as shown on KFT' s September 30, 2006 balance sheet and other than amounts owed to utilities or suppliers on account of KFT's purchases of supplies or services in the ordinary course of business, KFT is not liable to any person for any reason whatsoever as of the close of business on September 30, 2006 and will not be liable for any such obligation as of the date of the execution of this Agreement. Since September 30, 2006 KFT has not paid, and after September 30, 2006 until Seller's resignation from any office held in or with KFT, KFT will not pay any payable other than those necessary to enable KFT to continue to operate.

2.1.4 Ownership of Assets; Clear Title; Condition of Assets. All the assets used by KFT in the conduct of its business, including any contract rights, are listed on Exhibit 2.1.4(a) hereto and are owned by KFT free and clear of any security interest, encumbrance, lien or claim, whether contingent or fixed, known or unknown, except as set forth on Exhibit 2.1.4(a). The assets and the premises where KFT's business is conducted all are in good condition and free from any defect or deficiency. KFT is current in the full performance of all its material obligations under all contracts and/or other understandings, written or oral, KFT has with any person, including without limitation the landlords of the premises where the business of KFT is conducted. A true copy of the Lease for the premises where KFT conducts its business is attached as Exhibit 2.1.4(b) hereto.

2.1.5 Compliance With Laws. Except as may be disclosed anywhere in this Agreement or on Exhibit 2.1.5 or any other Exhibit or a Schedule to this Agreement, KFT and its operations currently are in material compliance, and have materially complied at all times prior hereto, with all laws, ordinances and regulations applicable to KFT or its operations. All qualifications, approvals, permits and licenses required for KFT to conduct its operations have been obtained, are in full force and effect, and are being complied with in all respects.

2.1.6 Taxes. KFT has filed through August 31, 2006 all notices, reports and returns of Taxes required to be flled. IC KOSCO, LLC will cooperate with KFT to assist KFT to file subsequent tax returns and to pay all Taxes and such other charges due for each time period through closing of the sales and purchases contemplated by this Agreement. For its operations to date and for all operations between now and closing, KFT has accrued amounts sufficient to pay all taxes that are or will be due on account of its operations to date. "Taxes" means all taxes, charges, fees, levies or other assessments, including income, property, sales, gross receipts, employment, withholding and franchise taxes imposed by all governments.

2.1.7 Creditors. A list of all creditors of KFT and the amounts owed to each is set forth in Exhibit 2.1.7 hereto. No other person has any claim against KFT.

2.1.8 Insurance Coverage. Exhibit 2.1.8 lists all insurance policies that have covered KFT's operations or its assets at any time since August I, 2003, and KFT will provide Buyer with copies of those insurance policies on request.

2.1.9 Contracts. All contracts to which KFT is a party or by which KFT is obligated or bound are listed on Exhibit 2.1.9 attached hereto. Seller will provide Buyer with copies of all such contracts by not later than August 31, 2006.

2.1.10 Due Diligence. JC KOSCO, LLC will provide to Buyer all information Buyer requests relating to the business ofKFT, including, without limiting the generality of the foregoing, all books and records, operational, financial and accounting.

2.1.11 Workers Compensation Insurance. JC KOSCO, LLC will cause KFT's workers compensation insurance to be maintained through Closing, and neither JC KOSCO, LLC nor KFT will do anything that might tend to cause KFT's workers compensation insurance to be terminated after Closing.

2.1.12 Resignation. Mark Jacobs will resign as an officer and director of KFT at Closing.

2.2 Mark Jacobs. As a material inducement to Buyer to enter into and consummate this Agreement, Mark Jacobs hereby represents and warrants to Buyer (which representations and warranties will survive the Closing, and Buyer may rely on each of these representations and warranties, regardless of what investigation Buyer has made) that:

2.2.1 Organization; Qualification; Ownership. Power Personnel LLC is a limited liability company duly organized and validly existing and in good standing under the laws of Delaware, has the authority and power to own property and to carry on business, and has qualified in every state where any Power Personnel LLC operations would require qualification as a foreign entity. Mark Jacobs is the sole owner of Power Personnel LLC, and, except as set forth on Exhibit 2.1.1 and for Keltic and Kenneth F. Tencza, no person has any right whatsoever to acquire, or to require Mark Jacobs to issue or sell, any ownership interest in Power Personnel LLC. (Citizens?)

2.2.2 Authority. Mark Jacobs has authority to execute, deliver and perform this Agreement. Except as set forth in Schedule 2.2.2, Mark Jacobs' execution, delivery and performance of this Agreement do not (i) conflict with or breach any provision of Power Personnel LLC's charter documents; (ii) require any consent of any other person, including any governmental or regulatory authority; or (iii) constitute a breach or a default under any agreement or obligation of any kind by which Mark Jacobs or Power Personnel LLC may be bound.

2.2.3 Financial Statements and Obligations. Because Power Personnel is not conducting business and has no assets other than its name and the goodwill associated with its name, no financial statements have ever been prepared for Power Personnel. Power Personnel LLC has no liabilities.

2.2.4 Compliance With Laws. Except as may be disclosed anywhere in this Agreement or on an Exhibit or a Schedule to this Agreement, Power Personnel LLC is in compliance and has complied at all times prior hereto with all laws, ordinances and regulations applicable to Power Personnel LLC.

2.2.5 Taxes. Power Personnel LLC has filed through August 31, 2006 all notices, reports and returns of Taxes required to be filed. "Taxes" means all taxes, charges, fees, levies or other assessments, including income, property, sales, gross receipts, employment, withholding and franchise taxes imposed by all governments.

2.2.6 Due Diligence. Mark Jacobs will provide to Buyer all information Buyer requests relating to Power Personnel LLC.

2.2.7 Resignation. Mark Jacobs will resign as a member and as manager of Power Personnel LLC at Closing.

2.3 Buyer. As a material inducement to JC KOSCO, LLC and to Mark Jacobs to enter into and consummate this Agreement, Buyer hereby represents and warrants to JC KOSCO, LLC and to Mark Jacobs (which representations and warranties will survive the Closing, and JC KOSCO, LLC and Mark Jacobs may rely on each of these representations and warranties, regardless of what investigation JC KOSCO, LLC and Mark Jacobs has made) that:

2.3.1 Organization; Qualification; Ownership. Buyer is a corporation duly organized and validly existing and in good standing under the laws of Nevada, has the authority and power to own property and to carry on business, and has qualified in every state where its operations would require qualification as a foreign entity.

2.3.2 Authority. Buyer has all necessary authority to execute, deliver and perform this Agreement, and all corporate action necessary and appropriate to authorize the execution of this Agreement and related undertakings and agreements on behalf of Buyer has been duly and properly taken. Buyer's execution, delivery and performance of this Agreement do not (i) conflict with or breach any provision of Buyer's charter documents; (ii) require any consent of any other person, including any governmental or regulatory authority; or (iii) constitute a breach or a default under any agreement or obligation of any kind by which Buyer may be bound.

2.3.3 Compliance With Laws. Except as may be disclosed anywhere in this Agreement or on an Exhibit to this Agreement, Buyer is in compliance and has complied at all times prior hereto with all laws, ordinances and regulations applicable to Buyer.

3. Additional Agreements.

3.1 Covenants Not To Compete. From the date of this Agreement until September 30, 2011, neither Mark Jacobs nor any business in which Mark Jacobs has any interest, whether as an owner, employee, advisor or consultant (collectively "Affiliate") will engage, directly or indirectly or by assisting any other person, in any activity that competes with the business of RSI within a radius of25 miles of any prior KFT office. This covenant is not exclusive of any other covenant Mark Jacobs may give Buyer or KFT.

3.2 No Employment Of or Offer To or Hire Any Current or Former KFT Employee. Until September 30, 2011, neither Mark Jacobs nor any Affiliate of Mark Jacobs will offer to employ any person who is an employee of KFT or any KFT successor in interest at the time of the offer of employment. Until September 30, 2011, neither Mark Jacobs nor any Affiliate will employ any person who was employed by KFT or any KFT successor in interest within the twelve (12) months immediately prior to that person becoming employed by any such person.

3.3 Confidentiality. Prior to and after Closing neither Mark Jacobs nor any Affiliate will use or disclose any information unique to KFT's offices or business. For purposes of this section 3.3, all information relating to KFT's offices or business will be considered unique unless such information was generally in the public domain through no action of Mark Jacobs or any Affiliate prior to that information being in the public domain.

3.4 Further Assurances. If and when requested by Buyer at any time before or after the Closing, JC KOSCO, LLC and Mark Jacobs will (i) execute and deliver such further instruments of assignment, transfer, conveyance, direction or authorization as Buyer may request to consummate the transactions contemplated by this Agreement, and (ii) cooperate fully and furnish any information requested by Buyer in connection with any dispute, claim or investigation involving events occurring prior to Closing.

3.5 Payment to and Release from Kenneth F. Tencza. JC KOSCO, LLC will utilize part or all of the down payment of the Stock Purchase Price to pay all obligations of JC KOSCO, LLC to Kenneth F. Tencza and will arrange to receive from Kenneth F. Tencza for the benefit of Buyer a release of every security interest Kenneth F. Tencza has in any assets, stock or ownership interest of JC KOSCO, LLC or Power Personnel LLC.

3.6 Continuing Existence. Until the Notes representing the Purchase Price have been paid in full, Buyer will cause the separate existence of KFT and Power Personnel LLC to continue and both of those two companies to maintain their good standing in their states of organization.

3.7 Keltic & Citizens Bank Obligations. As soon as practicable after Closing, Buyer will cause JC KOSCO, LLC and Mark Jacobs to be removed from any personal obligation to Keltic and Citizens Bank, and Buyer will indemnify JC KOSCO, LLC and Mark Jacobs from and against any claim of Keltic and/or Citizens Bank on account of KFT's borrowing relationships with Keltic and Citizens Bank.

3.8 Indemnification.

3.8.1 JC KOSCO, LLC. JC KOSCO, LLC will indemnify and hold Buyer harmless from and against any claim, demand, liability, obligation, loss, damage or expense (including reasonable attorneys' fees) up to the Stock Purchase Price

(collectively, "Losses") incurred by Buyer as a result of or involving any breach of warranty or any inaccuracy in any respect of any representation or warranty of JC KOSCO, LLC contained in this Agreement or any breach of or failure by JC KOSCO to perform any covenant or agreement herein. In addition to any other rights, Buyer and KFT will have the right of set-off against payment of any amount otherwise due JC KOSCO, LLC pursuant to this Agreement under this indemnification provision.

3.8.2 Mark Jacobs. Mark Jacobs will indemnify and hold Buyer harmless from and against Losses incurred by Buyer as a result of or involving any breach of warranty or any inaccuracy in any respect of any representation or warranty of Mark Jacobs contained in this Agreement or any breach of or failure by Mark Jacobs to perform any covenant or agreement herein. In addition to any other rights, Buyer and Power Personnel LLC will have the right of set-off against payment of any amount otherwise due Mark Jacobs pursuant to this Agreement under this indemnification provision.

3.8.3 Buyer. Buyer will indemnify and hold JC KOSCO, LLC and Mark Jacobs harmless from and against Losses incurred by Mark Jacobs as a result of or involving any breach of warranty or any inaccuracy in any respect of any representation or warranty of Buyer contained in this Agreement or any breach of or failure by Buyer to perform any covenant or agreement herein. Without limiting the generality of the foregoing, Buyer will indemnify Mark Jacobs from and against any liability on account of any personal guaranty Mark Jacobs may have given to any person to secure any obligation of JC KOSCO, LLC or KFT to the person, provided that that obligation is included in the disclosures given pursuant to the provisions of this Agreement.

4. Failure to Pay and/or Disputes. If Buyer fails to pay any installment of any amount due pursuant to this Agreement within ten (10) calendar days of written notice of due, then the entire remaining amount due will be immediately due and payable, and JC KOSCO, LLC will be entitled to money damages and/or to a return of all of the shares of KFT and to immediately vote all of the shares of KFT, and Mark Jacobs will be entitled to a return of all of the ownership of Power Personnel LLC. Notwithstanding the provisions of the previous sentence, if Buyer disputes its obligation to pay JC KOSCO, LLC and Buyer deposits each payment that is due pursuant to this Agreement and/or any related agreement or note into the irrevocable escrow account that contains only amounts contemplated by this Agreement and/or any related agreement, which Irrevocable Escrow Agreement is attached hereto as Exhibit 4, then the parties will resolve their dispute by arbitration to be held in Buffalo, New York in accordance with the arbitration rules of the American Arbitration Association. Arbitration shall be conducted by a single arbitrator (the "Arbiter") chosen and acting in accordance with the Rules of the American Arbitration Association respecting commercial disputes ("AAA"). Unless the parties to the arbitration shall agree otherwise, the arbitration proceeding shall take place in Buffalo, New York. The Arbiter shall render written findings of fact and conclusions of law. There shall be no substantive motions or discovery, except the Arbiter shall authorize such discovery as may be necessary to insure a fair private hearing, which shall be held within One Hundred Twenty (120) days of the demand for arbitration. The decision of the Arbiter shall be enforceable in any court of competent jurisdiction. Service of the Petition to Confirm Arbitration and the written notice of the time and place of hearing on the Petition to Confirm the award of the Arbitrator shall be made in the manner provided in this Agreement with respect to all notices

5. Closing. The Closing of the sale and purchase contemplated by this Agreement will occur as soon as possible after the execution of this Agreement. At the Closing Buyer will pay the Purchase Price, and Seller will deliver to Buyer assigmnents separate from stock certificates for all of the issued and outstanding shares of KFT.

6. Miscellaneous.

6.1 Benefit. This Agreement and all of the rights and obligations hereunder are binding upon and will inure to the benefit of the parties hereto and their respective heirs, personal representatives, successors and assigns.

6.2 Entire Agreement. This Agreement sets forth the entire understandings of the parties concerning the subject matter hereof, integrates all prior understandings, and may not be altered, amended or modified in any manner except by a written agreement of the parties. Any waiver of any provision or condition herein will not be effective unless in writing executed by the party or parties making that waiver.

6.3 Severability. If any provision of this Agreement is declared ineffective or impermissible by a court of competent jurisdiction, it will be enforced to the maximum extent permitted by law, and that determination will not affect any other provision hereof except if the severance of one provision would render another provision of this Agreement ineffective or unenforceable, the parties will work to replace that provision with another or other provision(s) that have the same substantive effect. The remainder of this Agreement, without regard to the ineffective or impermissible provision, will continue in full force and effect as though that provision had not been contained herein.

6.4. Injunctive Relief. The parties acknowledge that their obligations set forth in this Agreement are distinctive and that money damages likely will be insufficient to compensate an aggrieved party for any breach of any affirmative obligation set forth herein. Consequently all parties agrees that injunctive relief will be an appropriate (but not an exclusive) remedy if any party fails to perform each obligation undertaken as set forth herein or in any related agreement.

6.5 Costs. In any dispute between the parties relating to the subject matter of this Agreement, the prevailing party will be entitled to reimbursement for his costs and expenses, including attorney fees, incurred in connection with the dispute.

6.6 Choice of Law; Venue. Any dispute arising out of this Agreement or any related agreement will be resolved in accordance with arbitration conducted in accordance with the rules of the American Arbitration Association in Buffalo, New York utilizing New York law without regard to conflict of law principles.

6.7 Survival. The representations and warranties and the obligations and rights of the parties set forth in this Agreement will survive the Closing for three (3) years and then expire.

6.8 Notice. Notice for purposes of this agreement, will be in writing and will be by return receipt certified mail, and considered given when the return receipt is received. The addresses to be used for Notice are the addresses used in the preamble of this agreement and can only be changed by return receipt certified mail and considered changed when the return receipt is received.

IN WITNESS WHEREOF, the parties have executed this Stock Sale and Purchase Agreement as of the date first written above.

JC KOSCO, LLC

By /s/ Mark Jacobs	/s/ Mark Jacobs
Mark Jacobs, Sole Member	Mark Jacobs

KFT, INC.	POWER PERSONNEL LLC
By /s/ Mark Jacobs	By /s/ Mark Jacobs
Mark Jacobs, President	Mark Jacobs, Sole Member

RESOLVE STAFFING, INC.

By /s/ Stephen F. Ludders
Stephen F. Ludders, Executive Vice President and Chief Operating Officer